                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*

                                JOE'S JEANS, INC.
                                -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   457954600
                                 (CUSIP Number)

                                  Marc Crossman
                                Joe's Jeans, Inc.
                            5804 East Slauson Avenue
                           Commerce, California 90040
                                 (323) 725-5516
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 3, 2007
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                   Page 1 of 10

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 2 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  AZTECA PRODUCTION INTERNATIONAL, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]

6        Citizenship or Place of Organization

                  California

                           7        Sole Voting Power
 Number of                                  174,888
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   174,888
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            174,888

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

                                                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            0.29%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 3 OF 10 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  HUBERT GUEZ

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
                                                                             [X]


13       Percent of Class Represented By Amount in Row (11)

                                            0.00%

14       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 4 OF 10 PAGES



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PAUL GUEZ

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)

                                                                             [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  457,343
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   457,343
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            457,343

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

                                                                             [X]

13       Percent of Class Represented By Amount in Row (11)

                                            0.77%

14       Type of Reporting Person (See Instructions)

                  IN

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 5 OF 10 PAGES



         This Amendment No. 12 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Joe's Jeans, Inc. (the "Issuer"). This Amendment No. 12 supplementally amends the initial statement on
Schedule 13D, dated November 30, 2000 (the "Initial Statement") and Amendment No. 1 to Schedule 13D, dated July 11, 2003 and filed on October 29, 2003 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, dated March 5, 2004 and filed on March 9, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated April 2, 2004 and filed on April 28, 2004 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated April 29, 2004 and filed on May 11, 2004 ("Amendment No. 6"), and Amendment No. 7 to Schedule 13D, dated May 13, 2004, filed on May 18, 2004 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D, dated March 15, 2005, filed on March 16, 2005 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D, dated April 5, 2005, filed on April 15, 2005 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D, dated April 22, 2005, filed on May 13, 2005 ("Amendment No. 10"), Amendment No. 11 to Schedule 13D dated June 24, 2005, filed on October 7, 2005 ("Amendment No. 11") and Amendment No. 12 to Schedule 13D dated May 17, 2006 filed by the Reporting Persons on July 17, 2006 ("Amendment No. 12") (as defined herein).

         The purpose of this Amendment is to report transfers of Shares of the Issuer's common stock by the Reporting Persons in the open market and in a private transaction and to report that, as a result, the Reporting Persons are no longer required to report their holdings on Schedule 13D and will not longer report on this Schedule 13D. The Initial Statement is supplementally amended as follows. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

ITEM 2.      IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Azteca Production International, Inc. ("Azteca");

                  ii) Mr. Hubert Guez ("Mr. Hubert Guez"); and

                  iii) Mr. Paul Guez ("Mr. Paul Guez").

         This Statement relates to the Shares held for the accounts of Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), and Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"). This Statement also relates to Shares which neither Mr. Paul Guez nor Mr. Hubert Guez may have voting or investment control over, but are held in the name of another entity or person listed herein.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         The response set forth in Item 5 of the Amendment No. 12 is hereby amended and supplemented by the following:

         The Reporting Persons have been informed that there were 59,750,204 Shares outstanding as of January 24, 2008, according to the Issuer.

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 6 OF 10 PAGES



         Effective as of the dates set forth in subsection (c) below, Mr. Hubert Guez, on behalf of shares held solely by him for the account of Azteca, sold a total of 2,034,220 Shares of stock of the Issuer on the open market and in a private transaction as reported below. As a result, the Reporting Persons are no longer required to report their holdings on Schedule 13D and will not longer report on this Schedule 13D.

         (a) (i) Azteca may be deemed the beneficial owner of 174,888 Shares (approximately 0.29% of the total number of Shares outstanding). This number consists of A) no Shares held for its account of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca, and B) 174,888 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca.

             (ii) Mr. Hubert Guez may no longer be deemed to be the beneficial owner of any Shares of Issuer.

             (iii) Mr. Paul Guez may be deemed the beneficial owner of 457,343 Shares (approximately 0.77% of the total number of Shares outstanding). This number consists of A) 139,101 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, B) 174,888 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and C) 143,354 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

         (b) (i) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 174,888 Shares held for its account.

             (ii) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A) 174,888 Shares held for the account of Azteca; B) 139,101 Shares held for the account of SHD, and C) 143,354 Shares held for the account of Integrated.

         (c) (i) The following transactions in Common Stock were effected by Mr. Hubert Guez in the past 60 days, on behalf of Azteca's Shares that he may be deemed to have the sole power to direct the voting and disposition of, and the right to receive the proceeds from the sale of, and are noted below:

      --------- ----------- ------------ ------------------ --------------------
      DATES     NUMBER OF   TRANSACTION   PRICE PER SHARE   WHERE AND HOW
                SHARES                                       TRANSACTION
                                                              EFFECTED
      --------- ----------- ------------ ------------------ --------------------

      01/08/08      77,740       Sale          $1.10        Open Market
      12/27/07   1,400,000       Sale          $1.24        Private Transaction
      12/26/07      22,260       Sale          $1.27        Open Market
      12/24/07      77,900       Sale          $1.27        Open Market
      12/21/07      23,500       Sale          $1.25        Open Market
      10/18/07      73,100       Sale          $1.61        Open Market
      10/17/07      30,000       Sale          $1.66        Open Market
      10/17/07      25,000       Sale          $1.67        Open Market
      10/17/07       4,720       Sale          $1.66        Open Market
      10/05/07     100,000       Sale          $1.90        Open Market
      10/03/07     200,000       Sale          $1.95        Open Market
      --------- ----------- ------------ ------------------ --------------------

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 7 OF 10 PAGES


         (d) (i) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca only in accordance with their right to exercise voting and investment control over the shares so held by such person in Azteca.

             (ii) The shareholders of Integrated, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated only in accordance with their right to exercise voting and investment control over the shares so held by such person in Integrated.

             (iii) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, only in accordance with their right to exercise voting and investment control over the shares so held by such person in SHD.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

         1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 8 OF 10 PAGES



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     March 11, 2008                 AZTECA PRODUCTION INTERNATIONAL, INC.


                                         By:   /s/ Hubert Guez
                                               ---------------------------------
                                               Hubert Guez, President

Date:     March 11, 2008                 PAUL GUEZ


                                         /s/ Paul Guez
                                         ---------------------------------------
                                         Paul Guez

Date:     March 11, 2008                 HUBERT GUEZ


                                         /s/ Hubert Guez
                                         ---------------------------------------
                                         Hubert Guez

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 9 OF 10 PAGES



                                  EXHIBIT INDEX

Exhibit No.

1        Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the
        Securities Exchange Act of 1934.

                                  SCHEDULE 13D

CUSIP NO. 457954600                                          PAGE 10 OF 10 PAGES


                                  EXHIBIT NO. 1

                             JOINT FILING AGREEMENT

   In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cygne Designs, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.



Date:     March 11, 2008                 AZTECA PRODUCTION INTERNATIONAL, INC.


                                         By:   /s/ Hubert Guez
                                               ---------------------------------
                                               Hubert Guez, President

Date:     March 11, 2008                 PAUL GUEZ


                                         /s/ Paul Guez
                                         ---------------------------------------
                                         Paul Guez

Date:     March 11, 2008                 HUBERT GUEZ


                                         /s/ Hubert Guez
                                         ---------------------------------------
                                         Hubert Guez